                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                  nFront, Inc.
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   65334N 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.: 65334N 10 9                13G                     Page 2 of 4 Pages


1.    Name of Reporting Person:                   Noro-Moseley Partners IV, L.P.
      S.S. or I.R.S. Identification No.:          58-2372094

2.    Check the Appropriate Box if a Member of a Group:     Not applicable

3.    SEC Use Only

4.    Citizenship or Place of Organization:       Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    Sole Voting Power:                          2,284,018

6.    Shared Voting Power                             0

7.    Sole Dispositive Power                      2,284,018

8.    Shared Dispositive Power:                       0

9.    Aggregate Amount Beneficially Owned by each Reporting Person: 2,284,018

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:   No

11.   Percent of Class Represented by Amount in Row 9:              16.08%

12.   Type of Reporting Person:          PN

                                  Schedule 13G


                                    Item 1(a)
Name of Issuer:               nFront, Inc.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
                              520 Guthridge Court, N. W.
                              Suite 100
                              Norcross, GA 30092

                                    Item 2(a)
Name of Person Filing:        Noro-Moseley Partners IV, L.P.

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
                              9 North Parkway Square, 4200 Northside Parkway,
                                N. W.
                              Atlanta, Georgia 30327

                                    Item 2(c)
Citizenship:   Georgia

                                    Item 2(d)
Title of Class of Securities: Common Stock

                                    Item 2(e)
CUSIP Number:  65334N 10 9

                                     Item 3
This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                     Item 4
Ownership:
(a)   Amount Beneficially Owned:  2,284,018

(b)   Percent of Class:           16.08%

(c)   Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:               2,284,018

        (ii)   Shared power to vote or to direct the vote:                 0

        (iii)  Sole power to dispose or to direct the disposition of:  2,284,018

        (iv)   Shared power to dispose or to direct the disposition of:    0

                                     Item 5
Ownership of Five Percent or Less of a Class:      N/A

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:      N/A

                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:         N/A

                                     Item 8
Identification and Classification of Members of the Group:      N/A

                                     Item 9
Notice of Dissolution of Group:     N/A

                                     Item 10
Certification:     N/A

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 11, 2000
-------------------
Date

NORO-MOSELEY PARTNERS IV, L.P.

By:   MKFJ-IV, LLC
      General Partner


/s/ Charles D. Moseley
----------------------------------
Charles D. Moseley
Member









                                   Page 4 of 4